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                                                                   Exhibit 99.03

                              EMPLOYMENT AGREEMENT

         This Agreement ("Agreement") is made and effective as of October 5, 1989 by and between VACUUM GENERAL, INC. ("VGI"), a California corporation, with its executive offices in San Diego, California and DAVID J. FERRAN ("Executive"), an individual residing in the State of California, with reference to the following facts.

         A. Executive has been employed by VGI since its creation and Executive's background, expertise and efforts have contributed to the success of VGI.

         B. The Board of Directors ("Board") of VGI, without the vote of Executive, has determined that the best interests of VGI would be served by Executive's continued employment by VGI in the capacity of President and Chief Executive Officer and such mutually acceptable additional capacities as the Board may delegate to him from time-to-time during the term of this Agreement.

         C. VGI wishes to assure itself of the continued benefit of Executive's services provided in this Agreement, and Executive is willing to serve in the employ of VGI solely within the terms hereof for said period.

         D. VGI and Executive desire to define their respective rights and obligations as provided herein.

         NOW THEREFORE, in consideration of the premises and mutual promises contained herein, and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties agree as follows:

         1.       EMPLOYMENT

                  VGI agrees to continue Executive in its employ and Executive agrees to remain in the employ of VGI for the period stated in Section 3 hereof and upon the terms and conditions herein provided.

         2.       POSITION AND RESPONSIBILITIES

                  (A) DUTIES. VGI shall employ Executive in the capacity of President and Chief Executive Officer and such other mutually acceptable executive positions as the Board may determine to be in the best interest of VGI, and Executive shall serve as such for the term and under other conditions hereinafter set forth. Executive shall devote his full business time and attention to the performance of services of the nature and scope and in the manner currently rendered by him for VGI, and to such other services as may be


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necessarily requested by the Board that are consistent with those required of a
President and Chief Executive Officer of a company. In this capacity as President and Chief Executive Officer, Executive shall perform such duties and have such powers and authority as are customary for the President and Chief Executive Officer of a company. In the event that, without his consent, Executive is assigned to a position involving a different title or materially lesser authority and responsibility, then Executive shall have the option, exercisable for 30 days following notice to Executive of such assignment or new title, to consider that this Agreement has been terminated without cause in which case Executive shall be entitled to the benefits set forth in Section 8(c) herein.

                  (B) COMPETITIVE ACTIVITY. Except upon the prior written consent of the Compensation Committee of the Board of Directors of VGI (the "Committee"), Executive, during the term of his employment hereunder, will not accept any other employment of any nature and will not engage, directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that is or may be competitive with, or that might place him in a competing position to that of VGI or any other corporation or entity that directly or indirectly controls, is controlled by or is under common control with VGI.

         3. TERM OF EMPLOYMENT

                  The effective date of this Agreement shall be October 5, 1989 and shall remain in effect until terminated pursuant to Section 7.

         4. WORKING FACILITIES

                  Executive shall be furnished with a private office, secretarial and other necessary clerical and stenographical assistance, and such other facilities, amenities and services as may at the time be generally furnished to executive officers of VGI and as are appropriate for Executive's position and adequate for the performance of his duties.

         5. PLACE OF PERFORMANCE

                  In connection with this Agreement, Executive shall maintain an office at VGI's current principal executive offices in San Diego, California.

         6. SALARY, BONUS, EXPENSES AND BENEFITS

                  (a) SALARY. VGI shall pay Executive an initial monthly salary of $11,666.66. Executive's salary shall be reviewed and revised (if appropriate) at least


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annually by the Committee and shall be adjusted based upon Executive's job performance, VGI's financial condition and performance and the salary and compensation levels of executives in similar companies with similar responsibilities. Any increases in Executive's salary pursuant to this Section 6(a), shall require approval by the Committee, without the vote of the Executive (if Executive is a member of such Committee).

                  (b) BONUS. VGI shall pay Executive an annual bonus up to twenty-five percent (25%) of Executive's annual salary for the immediately preceding year. The Committee, without the vote of the Executive (if Executive is a member of such Committee), shall determine in good faith the amount of such bonus giving consideration to VGI's overall achievement of the goals set forth on VGI's annual plan for the applicable fiscal year and Executive's performance during the year. VGI shall pay such bonus no later than 45 days after the end of each fiscal year of VGI.

                  (c) PARTICIPATION IN WELFARE AND BENEFIT PLANS. Executive shall be entitled to participate in, personally and/or for the benefit of his family or other beneficiaries, any welfare, insurance, pension, or other employee benefit plans as are at the time made generally available to other executives of VGI. Executive shall be eligible to receive during the term hereof all benefits for which executives are eligible under every such plan or program to the extent permissible under the general terms and provisions of such plans or programs and in accordance with the provisions thereof.

                  (d) VACATION. Executive shall be entitled to 4 weeks' paid vacation time each year, during which such time his compensation hereunder shall be paid in full. Unless otherwise directed by the Committee, Executive shall have the discretion to take vacation time on the dates as he determines to be appropriate and not detrimental to VGI.

                  (e) HOLIDAYS, LEAVE DAYS, ETC. Executive shall be entitled to such holidays, sick leave, leaves of absence and other absences as are at the time made generally available to other executives of VGI of comparable tenure and positions.

                  (f) AUTOMOBILE. During the term of this Agreement, VGI shall make an automobile available to Executive under such terms and conditions as are presently applied or as may be later applied to other executives of VGI of comparable tenure and position. In connection therewith, VGI shall bear all expenses relating to such automobile, including insurance, maintenance and repair, gas and oil. Upon termination of this Agreement, VGI shall offer Executive the right to purchase the automobile then being operated by Executive at the depreciated value of such automobile or to assume VGI's lease of such automobile and shall execute and deliver to Executive all documentation necessary to establish Executive's ownership or leasing of such automobile.


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                  (g) LIFE INSURANCE. VGI shall pay for and provide life
insurance for each year of this Agreement for the benefit of Executive under VGI's group life insurance plan.

                  (h) HEALTH INSURANCE. VGI shall provide health insurance for Executive under VGI's health insurance plan.

                  (i) DISABILITY INSURANCE. VGI shall provide disability insurance for Executive pursuant to VGI's directors' and officers' disability policy according to VGI's policy established by the Committee.

                  (j) REIMBURSEMENT OF EXPENSES. VGI shall pay or reimburse Executive, on a monthly basis, for reasonable travel, entertainment, promotional and other expenses incurred by Executive in the performance of his obligations under this Agreement. Executive must submit timely detailed expense reports for appropriate review prior to reimbursement.

                  (k) TAX, LEGAL AND FINANCIAL ADVICE. VGI shall pay for the fees and expenses of legal, tax and financial advisory, and income tax preparation services for Executive in an aggregate amount not to exceed $1,500 for each year of this Agreement; provided that no payment of any fees shall be made by VGI for legal services obtained by Executive in connection with any dispute with VGI regarding this Agreement.

                  (l) OTHER FRINGE BENEFITS. Executive shall be entitled to any and all other fringe benefits according to VGI's policy as set by the Committee.

         7.       TERMINATION

                  Executive's employment under this Agreement may be terminated by VGI or Executive as herein provided, without further obligation or liability except as expressly provided herein:

                  (a) RESIGNATION, DEATH OR DISABILITY. Executive's employment hereunder shall be terminated at any time by Executive's resignation (other than a resignation for good reason as provided in Section 7(d)), or by Executive's death or disability. In the event Executive wishes to resign, he shall give the Board of Directors of VGI not less than 30 days prior notice of such resignation, which notice shall indicate the proposed resignation date. Following receipt of such notice, VGI, through an action by its Board of Directors, shall have the right to accelerate the date of Executive's resignation and to cause his resignation to become effective at any time prior to the resignation date set forth in Executive's original notice; provided, however, that such acceleration or changed effective date of resignation shall not affect in any manner the


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delivery of any benefits or payments to which Executive may be entitled under
Section 8 of this Agreement. In the event Executive resigns, VGI shall have the right to require Executive to provide consulting services to VGI as provided in said Section 8(c). For purposes of this Agreement, disability shall be deemed to have occurred only after the following procedure has been satisfied. If within 45 days after notice of proposed termination for disability is given to Executive by VGI, Executive has not returned to the performance of substantially all his duties, VGI may terminate Executive's employment by giving notice of termination for disability. The notice of proposed termination may only be given by VGI following Executive's substantial and material absence from Executive's duties by reason of physical or mental disability for a period of 120 calendar days.

                  (b) TERMINATION FOR CAUSE. Executive's employment hereunder may be terminated by the Board for cause; provided, however, that Executive shall be given notice of the Board's findings of conduct by Executive amounting to cause for such termination. Cause for termination under this Agreement shall be limited to (i) Executive's personal dishonesty or gross misconduct; (ii) a material breach of any provision of this Agreement; (iii) Executive's refusal or failure to act in accordance with any lawful, reasonable direction or order of the Board and such refusal or failure results or is reasonably likely to result in a materially adverse effect on VGI's business; (iv) conviction of any felony involving moral turpitude (not including a conviction for operating a motor vehicle under the influence of alcohol or any other motor vehicle violation if no bodily injury to a third party is involved); (v) any chemical dependency or substance abuse resulting in a continuous and material impairment of Executive's ability to perform his duties under this Agreement; (vi) the willful and continued failure by Executive to substantially perform Executive's duties with VGI or its subsidiaries or affiliates (other than any failure resulting from disability) after a written demand identifies the manner in which the Board believes that Executive has not substantially performed his duties. Termination of Executive's employment under this Agreement for cause as set forth in clauses
(i) or (iv) of the preceding sentence shall be deemed to be effective upon delivery of notice thereof in accordance with the provisions of Section 9(i) of this Agreement. Executive shall have 30 days from the date notice is given for cause as set forth in clause (ii), (iii), (v) or (vi) of the second sentence of this Section 7(b) to cure such conduct.

                  (c) TERMINATION WITHOUT CAUSE. VGI shall have the right, exercisable at any time during the term of this Agreement on a written notice to Executive, to terminate Executive's employment without cause upon 30 days prior notice. If Executive is terminated without cause, he shall be entitled to receive the severance benefits pursuant to Section 8(c) hereof subject to his full compliance with said Section 8(c).


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                  (d) RESIGNATION FOR GOOD REASON. During the term hereof,
Executive may regard Executive's employment as being constructively terminated and may, therefore, resign within 30 days of Executive's discovery of the occurrence of one or more of the following events, any of which will constitute "good reason" for such resignation:

                  (i) Without Executive's express written consent, the assignment to Executive of any duties materially inconsistent with Executive's position, duties, responsibilities and status with VGI;

                  (ii) Without Executive's express written consent, the termination and/or material reduction in Executive's facilities (including office space and general location) and staff reporting available to Executive unless such reduction occurs as part of a company-wide action authorized by the Board of Directors (including the vote of Executive) to reduce VGI's expenses;

                  (iii) A material reduction by VGI of Executive's base salary or of any bonus compensation formula applicable to him unless in connection with a company-wide salary expense reduction necessitated by poor financial performance of the Company as determined by the Committee in its reasonable discretion;

                  (iv) A failure by VGI to maintain any of the employee benefits to which Executive is entitled at a level substantially equal to or greater than the value of those employee benefits currently in effect through the continuation of the same or substantially similar plans, programs and policies; or the taking of any action by VGI or its affiliate(s) which would materially affect Executive's participation in or reduce Executive's benefits under any such plans, programs or policies, or deprive Executive of any material fringe benefits enjoyed by Executive unless such failure or reduction occurs as part of a company-wide action authorized by the Board of Directors (including the vote of Executive) to reduce VGI's expenses;

                  (v) The failure by VGI to permit Executive to take substantially the same number of paid vacation days and leave to which Executive is entitled;

                  (vi) VGI or any affiliate(s) requiring Executive to be based anywhere other than within 25 miles of San Diego, California, except for required travel on VGI's or an affiliate's business to an extent substantially consistent with Executive's present business travel obligations;

                  (vii) Any termination of Executive's employment by VGI which is not effected pursuant to the requirements of this Section 7 with respect to death, disability or termination for cause;


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                  (viii) The failure of VGI to obtain the assumption of this
Agreement by any successor as contemplated in Section 10(e) hereof;

                  (ix) A material breach of any provision of this Agreement by VGI; and

                  (x) A material breach by VGI of any provision of the Option Agreement that has been entered into between Executive and VGI pursuant to VGI's 1989 Non-qualified Stock Option Plan.

         In the event of the occurrence of any of the above listed events and in the event Executive wishes to resign on the basis of occurrence of such event, Executive shall give VGI notice of his proposed resignation, and VGI shall have a period of 30 days following its receipt of such notice to remedy the breach or occurrence giving rise to such proposed resignation. In the event VGI fails to so remedy said breach or occurrence by expiration of said 30-day period, Executive shall be deemed to have resigned from his employment with VGI for good reason pursuant to this Section 7(d).

                  (e) TERMINATION OBLIGATIONS. Executive here acknowledges and agrees that all personal property of VGI, including, without limitation, all books, manuals, records, reports, notes, contracts, lists, and other documents, proprietary information, copies of any of the foregoing, and equipment furnished to or prepared by Executive in the course of or incident to his employment, belong to VGI and shall be promptly returned to VGI upon termination of his employment for any reason. Executive shall retain the rights to remove all of his personal property from the premises of VGI and any personal property of VGI as may be mutually agreed upon between VGI and Executive.

         8.       PAYMENTS TO EXECUTIVE UPON TERMINATION.

                  (a) DEATH OR DISABILITY. In the event of Executive's death or disability, all benefits generally available to VGI's executives as of the date of such an event as determined by the Committee shall be payable to Executive or Executive's estate, without reduction, in accordance with the terms of any plan, contract, understanding or arrangement forming the basis for such payment, including but not limited to, payments under the plans identified in Section 6(c). Executive shall be entitled to such other payments as might arise from any plan, contract, understanding or arrangement between Executive and VGI at the time of any such event pursuant to Section 6(c) or 6(i) hereof.

                  (b) TERMINATION FOR CAUSE OR RESIGNATION WITHOUT GOOD REASON. In the event Executive is terminated by VGI for cause as provided in Section 7(b) or Executive resigns for other than good reasons as defined in Section 7(d), neither VGI nor an affiliate shall have any further obligation or liability of any nature to Executive under


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this Agreement or otherwise, except to the extent provided in any plan identified in Section 6(c) or as may be expressly required by law, provided, however, that VGI shall, at its option, have the right to require Executive to provide consulting services to VGI on the terms of Section 8(c) below.

     In such event, VGI shall have the right, exercisable not later than ten
(10) days following the effective date of such resignation or termination, to require Executive to provide consulting services upon the terms provided in
Section 8(c) below, provided however, that in such event VGI shall not be obligated to pay the bonus amount described in Section 8(c)(2)(iv).

                  (c) TERMINATION WITHOUT CAUSE OR RESIGNATION FOR GOOD REASON. Upon the occurrence of termination without cause, or resignation for good reason, as defined in Section 7(d), Executive may elect to require VGI to enter into a consulting contract with Executive under these terms:

                           (i) During the one year period subsequent to
termination, Executive shall provide consulting services to VGI in the areas of his expertise for up to 45 hours per quarter. During this one year period, in recognition of his exposure to confidential information of VGI, such services will be exclusive to VGI in the area of mass flow and vacuum control and measurement, and Executive will not provide his services in any manner, directly or indirectly, to any other person or entity engaged in such business. In the event Executive shall fail for any reason to comply with the restrictions set forth in the foregoing sentence, VGI's obligations pursuant to Section 8(c)(2)(i) and (ii) below shall terminate.

                           (ii) As consideration for such consulting services:

                                (1) VGI shall pay monthly to Executive (or in
the event of Executive's subsequent death, to Executive's surviving spouse, or if none, to Executive's estate) for a period of one (1) year, a sum equal to the monthly rate of salary paid to Executive immediately prior to such termination.

                                (2) VGI shall continue to provide to Executive
during the one year period subsequent to Executive's termination or resignation, at VGI's expense, those benefits to which Executive is entitled to immediately prior to the termination pursuant to Section 6(h) above as if Executive continued to remain in the employ of VGI. In the event of Executive's death during such one year period, such benefits shall be made available to Executive's dependents to the extent such benefits would otherwise be available to dependents of a deceased VGI executive.


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                                (3) Any options to purchase the capital stock of
VGI held by Executive which would vest in the eighteen (18) months following Executive's termination to vest immediately as of the date of such termination.

                                (4) VGI shall pay Executive any amount equal to
the maximum potential bonus Executive would have been entitled to receive pursuant to Section 6(b) hereof through the date of Executive's termination. VGI shall pay such amount no later than 45 days after the end of VGI fiscal year in which such termination occurred.

                                (5) In the event Executive does not elect to
enter into the consulting relationship in accordance wit this Section 8(c) upon termination without good cause or a resignation for good reason, VGI shall have no further obligation or liability to Executive with respect to his employment or hereunder following such termination or resignation, and Executive shall be deemed to have released any and all claims, rights or causes of action against VGI relating thereto. If Executive does elect to enter into the consulting relationship, such consulting relationship shall be accepted by Executive in full satisfaction of all claims, rights or causes of action with respect to his employment or hereunder, and VGI shall have no further liability or obligation relating thereto.

         9.       GENERAL PROVISIONS

                  (a) ENTIRE AGREEMENT. The terms and provisions of this Agreement shall constitute the entire understanding between Executive and VGI with respect to the subject matter hereof, and shall supersede any and all prior agreements or understandings between Executive and VGI, whether written or oral.

                  (b) AMENDMENTS. This Agreement may be amended or modified only by a written instrument executed by Executive and VGI.

                  (c) GOVERNING LAW. This Agreement shall be governed by, interpreted and enforced in accordance with California law as such laws are applied to agreements between California residents entered into and to be performed in California.

                  (d) SEVERABILITY. In the event that any terms or provisions of this Agreement shall be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of the remaining terms and provisions hereof.

                  (e) ASSUMPTION. VGI shall require any successor-in-interest (whether director or indirect or as a result of purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of VGI to expressly assume and agree to


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perform the obligations under this Agreement in the same manner and to the same extent that VGI would be required to perform it if no such succession had taken place.

                  (f) ASSIGNABILITY. The rights or obligations contained in this Agreement shall not be assigned, transferred, or divided in any manner by Executive or VGI, without the prior written consent of the other; provided, however, that nothing in this Section 10(f) shall preclude Executive from designating a beneficiary to receive any benefits hereunder upon his death, or the executors, administrators or other legal representatives of Executive or his estate from assigning any rights hereunder to the person(s) entitled hereto. Notwithstanding the foregoing, this Agreement shall be assignable by VGI without Executive's consent and be binding on any entity which by purchase of assets, mergers, or otherwise, becomes a successor to the business of VGI.

                  (g) WAIVER OF BREACH. Any waiver of any breach of employment terms set forth herein shall not be construed to be a continuing waiver of consent to any subsequent breach on the part of either Executive or VGI.

                  (h) HEADINGS. The headings of paragraphs herein are included solely for convenience of reference and shall not control themeaning or interpretation and performance of any of the provisions of this Agreement.

                  (i) NOTICES. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or if mailed by United States certified or registered mail, prepaid, to the parties or their permitted assignees at the following addresses (or at such other address as shall be given in writing by either party to the other):

                                                To: Vacuum General
                                                    9577 Chesapeake Drive
                                                    San Diego, California  92123

                                               To:  David J. Ferran
                                                    1141 Gorsline Drive
                                                    El Cajon, California 92021

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the day and year first written above.

         VACUUM GENERAL, INC.                              DAVID J. FERRAN

         By:  /s/ [signature illegible]                    /s/ David J. Ferran
              -------------------------                    ---------------------
         Its: Chief Operating Officer



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